

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Steven T. Worland
Chief Executive Officer
eFFECTOR Therapeutics, Inc.
142 North Cedros Avenue, Suite B
Solana Beach, California 92075

> **Re: eFFECTOR Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2022**
> **File No. 333-262339**

Dear Mr. Worland:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences